U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549

                   ---------------------------
                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                          (Check One):

[   ] Form 10-K          [   ] Form 20-F     [   ]  Form 11-K
[   ] Form 10-Q          [   ] Form N-SAR    [ X ]  Form 10-KSB
[   ] Form 10-QSB

For Period Ended: December 31, 2001       SEC File Number: 000-20995
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
[   ] For the Transition Period Ended:


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PART I - REGISTRANT INFORMATION

                    EDGE TECHNOLOGY GROUP, INC.
                    (Full Name of Registrant)


                   6611 Hillcrest Avenue, #223
             (Address of Principal Executive Office)


   Dallas, Texas                                           75205
  (City and State)                                       (Zip Code)


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PART II - RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

     (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and
     (c)  The accountant's statement or other
          exhibit required by rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

                   See Attachment III


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        J. David Washburn         214               761.4309
             (Name)           (Area Code)      (Telephone Number)


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(2)  Have all other periodic reports
     required under Section 13 or 15(d)
     of the Securities Exchange Act of
     1934 or Section 30 of the Investment
     Company Act of 1940 during the
     preceding 12 months been filed?       [ X ]  Yes   [   ]  No

     If answer is no, identify reports.


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(3)  Is it anticipated that any significant
     change in results of operations from
     the corresponding period for the last
     fiscal year will be reflected by the
     earnings statements to be included
     in the subject report or portion
     thereof?  SEE ATTACHMENT IV(3)        [ X ]  Yes   [   ]  No

     If so, attach an explanation of the
     anticipated change, both narratively
     and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   EDGE TECHNOLOGY GROUP, INC.
          (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002


                         By:  /s/  DAVID N. PILOTTE
                            ---------------------------------------
                         Name: David N. Pilotte
                         Title: Executive Vice President and
                                Chief Financial Officer




                            ATTENTION
Intentional misstatements or omissions constitute Federal
Criminal Violations (see 18 U.S.C. 1001).

                         ATTACHMENT III
                               TO
                   NOTIFICATION OF LATE FILING
                          OF FORM 10-KSB
              FOR FISCAL YEAR ENDED DECEMBER 31, 2001


     The Registrant was unable to file on April 1, 2002, its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 ("Form 10-KSB") because (i) the transition of accounting functions after the sale of its One-on-One business in September 2001, (ii) the Registrant's principal financial and accounting officer has changed at various times throughout the period covered by the Form 10-KSB, and
(iii) the Registrant moved its executive offices from Boca Raton, Florida to Dallas, Texas during the third quarter of 2001 resulting in further delays. Despite its efforts, the Registrant has not been able to assemble its financial information to enable it to timely and accurately complete its Form 10-KSB without unreasonable effort or expense.

                         ATTACHMENT IV(3)
                               TO
                   NOTIFICATION OF LATE FILING
                          OF FORM 10-KSB
              FOR FISCAL YEAR ENDED DECEMBER 31, 2001



     Preliminary review of the financial results for the year ended December 31, 2001, as compared to the prior year reflects a sales decline of approximately $800,000 (66%). The decline is primarily attributable to the fact that, before the sale of its One-on-One business in September 2001, the Registrant participated in significantly fewer golfing events in 2001 as compared to 2000. However, due to a significantly lower cost of sales, gross profit for the year is expected to increase by approximately $150,000 (125%).

     Charges for asset impairment are expected to total $3.5 to $3.8 million in the current year compared to $545,000 in the prior year. The current year impairments were related to the Registrant's investment in PurchasePooling.

     A loss on the sale of the One-on-One business is expected to be approximately $560,000. No corresponding item was recorded in the prior year.

     An amount of approximately $4.8 million was recorded as a loss on the conversion of debt in the prior year. No corresponding item was recorded in the current year.

     The net loss before provision for preferred dividends for the year ended December 31, 2001, is expected to be between $7.5 and $8.0 million compared to a loss of approximately $9.0 million in the prior year.